

16013241

SEC
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MAR 31 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-14 (MM/DD/YY) AND ENDING 12-31-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 BROAD STREET, SUITE 708
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE GONZALEZ 203 276 9744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TUTTLE, NATHAN TALMADGE
(Name – *if individual, state last, first, middle name*)

1800 RIVERCREST DR. SUITE 720 (Address) SUGAR LAND (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSE GONZALEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM GROUP, INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of NY County of New York
Subscribed and sworn to (or affirmed) before me on this 29th day of March, 20 16 by Jose Gonzalez proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Notary Signature


MING W MUI
Notary Public, State of New York
No. 01MU6314176
Qualified in New York County
Commission Expires Nov. 03, 20 18

GWM GROUP, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-50033

YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GWM Group, Inc.
Financial Statements
For the Period November 1, 2014 to December 31, 2015

Table of Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
GWM Group Inc
177 Broad Street Suite 708
Stamford CT 06901

Report on the Financial Statements

I have audited the accompanying financial statements of GWM Group Inc (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWM Group Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
March 28, 2016

Nathan T Tuttle, CPA

GWM Group, Inc.
Statement of Financial Condition
For the Period November 1, 2014 to December 31, 2015

ASSETS		
Cash and cash equivalents	$	22,098
Due from clearing firms		556,563
Investments		305,788
Other assets		10,300
Total assets	$	894,749
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses		
Accounts payable	$	42,597
Income tax payable		
Federal tax liability		62,934
Payroll taxes payable		3,851
Total liabilities	$	109,382
Commitments and Contingencies (Notes 3 and 7)		
Capital		
Capital stock, $1 par value, 1,000,000 shares authorized 1,000 shares issued, 665 outstanding		665
Additional paid-in capital		546,191
Retained earnings		251,473
Less: Cost of treasury stock		(12,962)
Total equity		785,367
Total liabilities and member's capital	$	894,749

See notes to financial statements.

GWM Group, Inc.
Statement of Income or Loss
For the Period November 1, 2014 to December 31, 2015

Revenues:	
Commissions	$ 478,108
Gains(Losses) - realized and unrealized	(411,815)
Other income	200,933
Interest income	1,683,384
Dividend income	128
Total revenues	1,950,738
Expenses:	
Employee compensation & benefits	1,956,196
Clearing and settlement	81,123
Communications and data processing	15,697
Occupancy	42,033
Professional fees	126,375
Travel and entertainment	20,833
Other expenses	132,554
Total expenses	2,374,811
Net loss	$ (424,073)

See notes to financial statements.

GWM Group, Inc.
Statement of Changes in Member's Capital
For the Period November 1, 2014 to December 31, 2015

	Total Member's Capital
Balances - beginning of period, November 1, 2015	$ 1,209,440
Member distributions	-
Net loss	(424,073)
Balances - end of period, December 31, 2015	$ 785,367

See notes to financial statements.

GWM Group, Inc.
Statement of Cash Flows
For the Period November 1, 2014 to December 31, 2015

Cash flows from operating activities:	
Net loss	$ (424,073)
Adjustments to reconcile net income to cash used in operating activities:	
(Increase) decrease in assets	
Due from clearing firms	122,071
(Increase) decrease in other assets	(2,150)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(116,266)
Net cash used in operating activities	(420,418)
Cash flows provided by investing activities	
Marketable securities	442,496
Net cash (used) in investing activities	442,496
Cash flows (used) in financing activities	
Distribution to members	-
Net cash (used) in financing activities	-
Net increase in cash	22,078
Cash and cash equivalents - beginning of the year	20
Cash and cash equivalents - end of the year	$ 22,098

See notes to financial statements.

GWM Group, Inc.
Notes to Financial Statements
For the Period November 1, 2014 to December 31, 2015

Note 1 - Nature of Operations

GWM Group, Inc. (The "Company") was incorporated on February 2, 1997 as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company clears all securities transactions through its clearing broker(s) on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii).

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

Cash and cash equivalents includes highly liquid investments with an original maturity of three months or less when purchased.

c) Common Stock

The Company is authorized to issue 1,00,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

d) Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Receivables

Amounts due from clearing firms are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

f) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Note 3 - Commitments

The Company rents office space pursuant to a lease agreement expiring June 30, 2016. The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2016	$ 34,359

Note 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5 - Fair Value Measurements

The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations. Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1. Quoted Prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as level 3.

Note 5 - Fair Value Measurements (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets:	$	$	$	$ 306,945
Cash	1,157			
Investments		305,788		
Total	$ 1,157	$ 305,788	$	$ 306,945

Cost and fair value of securities at December 31, 2015 are as follows:

	Amortized Cost	Unrealized Gains/(Losses)	Fair Value
December 31, 2015			
Trading Securities:			
Fixed Income	32,475	273,313	305,788
Total	$ 32,475	$ 273,313	$ 305,788

Note 6 – Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2015, the Company had net capital of $469,255, which exceeded requirements by $369,255. The ratio of aggregate indebtedness to net capital was 0.23 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Note 7 - Other Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 8 - Income Taxes

The Company converted from a C-Corp to an S-Corp effectively on January 1, 2015. S-corporations are pass-through entities. As such, there is no federal income tax levied at the corporate level. Instead, an S-corporation's profit is allocated to its shareholder(s) and taxed at the shareholder level.

Prior to January 1, 2015, the Company recognized income taxes for the amount of taxes payable for the current year. It also included the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have timing differences between financial statement and tax recognition. Deferred tax assets and liabilities were established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change. The Company currently has an outstanding prior year balance for taxes payable in the amount of $62,934 representing interest and penalties. The Company is currently contesting the charges.

Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2015 and March 28, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this review, the Company has determined that there no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2015

CONFIDENTIAL

GWM Group, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2015

CONFIDENTIAL

Credit Factors		
Capital		$ 785,367
Total credit factors		785,367
Debit Factors		
Other assets		10,300
Total debit factors		10,300
Tentative net capital		775,067
Less: haircuts		305,812
Net Capital		469,255
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
Remainder: Capital in excess of all requirements		$ 369,255
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	109,381	
Divided by: Net capital	469,255 = 23.31%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ -
		$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2015.

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Jose Gonzalez
GWM Group Inc
177 Broad Street Suite 708
Stamford CT 06901

Dear Jose Gonzalez:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which GWM Group Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GWM Group Inc claimed an exemption from 17 C.F.R. § 240.15c3-3. GWM Group Inc stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. GWM Group Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GWM Group Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
March 28, 2016


GWM Group, Inc

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, GWM Group, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from November 1, 2014 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,



03/29/16

Jose Gonzalez
President
GWM Group, Inc.

Date

GWM Group Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Review of Exemption Letter SIPC Reconciliation Report
Pursuant to SEA 17a-5(c)(4)

GWM Group Inc is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by GWM Group Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating GWM Group Inc's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. GWM Group Inc's management is responsible for GWM Group Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Nathan T. Tuttle, CPA
March 28, 2016
Houston, TX

GWM Group, Inc.
Securities Investor Protection Corporation
Schedule of Assessment and Payments

Year Ended December 31, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the period		
November 1, 2014 through December 31, 2015		$ 5,733
Payment schedule :		
Paid with SIPC-6	7/31/2015	(4,003)
Paid with SIPC-7	3/29/2016	(1,730)
Total Payments		$ (5,733)